VanEck Funds
666 Third Avenue, 9th Floor
New York, New York 10017
August 27, 2021

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Funds (the “Trust”)
(File Nos. 002-97596 and 811-04297)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
167	6/21/2021	485APOS	0000768847-21-000072

The Amendment relates to Classes A, I and Y of Bitcoin Strategy Fund, a series of the Trust. No securities were sold in connection with the Amendment and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2018. Thank you.

Best regards,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President and Assistant Secretary